1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date December 23, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS PASSED AT THE

2008 SECOND EXTRAORDINARY GENERAL MEETING

The 2008 Second Extraordinary General Meeting of the Company was held on 23 December 2008. All the resolutions set out in the notice of EGM dated 7 November 2008 were duly passed at the EGM.

The 2008 second extraordinary general meeting (the “EGM”) was convened on 23 December 2008 by Yanzhou Coal Mining Company Limited (the “Company”) and all the resolutions set out in the notice of the EGM dated 7 November 2008 were duly passed at the EGM. The convening of the EGM and all resolutions passed at the EGM were proceeded in compliance with the PRC Company Law and the relevant laws and regulations and the requirements of the articles of association of the Company.

I. CONVENING AND ATTENDANCE OF THE MEETING

(1)	Convening of the EGM

1.	Time: 9:00a.m. on 23 December 2008

2.	Venue: Conference Room of the Company’s headquarters, Zoucheng, Shandong Province, the PRC

3.	Method: voting by poll

4.	Convened by: the board of directors of the Company (the “Board”)

5.	Chairman: Mr. Wang Xin, chairman of the Board

(2)	Attendance of the EGM

As at the date of the EGM, a total of 4,918,400,000 shares of the Company were in issue, of which 2,600,000,000 shares were held by Yankuang Group Corporation Limited (representing approximately 52.86% of the total number of issued shares of the Company).

For resolutions numbered 1 to 6 as set out in the EGM Notice, the total number of shares entitling the holders to attend and vote for or against the resolutions numbered 1 to 6 at the EGM was 2,318,358,200. There was no share of the Company entitling the holder to attend and vote only against resolutions numbered 1 to 6 at the EGM.

For resolution numbered 7 as set out in the EGM Notice, the total number of shares entitling the holders to attend and vote for or against the resolution numbered 7 at the EGM was 4,918,400,000. There was no share of the Company entitling the holder to attend and vote only against resolution numbered 7 at the EGM.

There were 5 shareholders in attendance either in person or by proxy at the EGM, represented 3,374,183,727 shares of the Company carrying voting rights (or 68.6% of the total number of shares of the Company carrying voting rights) which comprised of 2,600,000,000 domestic tradable shares subject to trading moratorium, 441,299 domestic tradable shares not subject to trading moratorium and 773,742,428 H shares. The EGM was legally and validly convened in accordance with the requirements of the PRC Company Law and the articles of association of the Company.

II. RESOLUTIONS CONSIDERED AND PASSED

The following resolutions were considered and passed through voting by way of registered poll at the EGM:

1.	To approve “The proposal regarding the Provision of Materials Supply Agreement and the associated proposed maximum annual amounts of such transactions for the years 2009 to 2011”.

Approved the Provision of Materials Supply Agreement and the transactions contemplated thereunder together with the associated proposed maximum annual amounts of such transactions for the years 2009 to 2011 which are RMB600.00 million, RMB660.00 million and RMB726.00 million, respectively.

2.	To approve “The proposal regarding the Provision of Labour and Services Supply Agreement and the associated proposed maximum annual amounts of such transactions for the years 2009 to 2011”.

Approved the Provision of Labour and Services Supply Agreement and the transactions contemplated thereunder together with the associated proposed maximum annual amounts of such transactions for the years 2009 to 2011 which are RMB1,972.41 million, RMB2,356.82 million and RMB2,594.34 million respectively.

3.	To approve “The proposal regarding the Provision of Insurance Fund Administrative Agreement and the associated proposed maximum annual amounts of such translations for the years 2009 to 2011”.

Approved the Provision of Insurance Fund Administrative Agreement and the transactions contemplated thereunder together with the associated proposed maximum annual amounts of such transactions for the years 2009 to 2011 which are RMB1,008.00 million, RMB1,209.60 million and RMB1,451.51 million respectively.

4.	To approve “The proposal regarding the Provision of Coal Products and Materials Agreement and the associated proposed maximum annual amounts of such transactions for the years 2009 to 2011”.

Approved the Provision of Coal Products and Materials Agreement and the transactions contemplated thereunder together with the associated proposed maximum annual amounts of such transactions for the years 2009 to 2011 which are RMB3,700.00 million, RMB4,070.00 million and RMB4,650.00 million respectively.

5.	To approve “The proposal regarding the Provision of Electricity and Heat Agreement and the associated proposed maximum annual amounts of such transactions for the years 2009 to 2011”.

Approved the Provision of Electricity and Heat Agreement and the transactions contemplated thereunder together with the associated proposed maximum annual amounts of such transactions for the years 2009 to 2011 which are RMB310.00 million, RMB334.00 million and RMB360.40 million respectively.

6.	To approve “the Resolution on the acquisition of the equity interest in Shandong Hua Ju Energy Company Limited”.

Approved the relevant arrangements regarding the acquisition of 74% equity interest in Shandong Hua Ju Energy Company Limited and the Agreement on Transfer of Equity Interest in Shandong Hua Ju Energy Company Limited between Yankuang Group Corporation Limited and Yanzhou Coal Mining Company Limited. The consideration for the transfer payable by the Company to Yankuang Group Corporation Limited is RMB593.2431 million. The acquisition is still subject to completion of the relevant legal procedures governing the transfer of State-owned assets.

The above resolutions numbered 1-6 constituted connected transactions for the connected shareholder, Yankuang Group Corporation Limited, holding 2,600,000,000 shares in the Company. Yankuang Group Corporation Limited has abstained from voting on resolutions numbered 1-6.

7.	To approve “the Resolution on amendments to the articles of association of Yanzhou Coal Mining Company Limited”.

Approved the proposed amendments to Articles 63, 64, 66, 166, 171, 202, 218 and 219 of the articles of association of the Company. For detailed amendments, please refer to the announcement dated 4 November 2008 in relation to the proposed amendments to the articles of association of the Company.

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company’s H share registrar, Hong Kong Registrars Limited has appointed Beijing King and Wood, PRC lawyers, as scrutineer for the purpose of vote-taking at the EGM.

III. PRESENCE OF LAWYER

The Company has appointed Beijing King & Wood, PRC lawyers, to witness the relevant matters at the EGM. King & Wood, PRC lawyers, accepted the appointment and authorized Yang Guangshui to attend the EGM. King & Wood, PRC lawyers issued a legal opinion stating that certain matters such as convening and the procedures for holding and polling of the EGM were in compliance with the relevant requirements of the laws, regulations, normative documents, the “Rules for Shareholders Meetings of Listed Companies” and the articles of association of the Company; the qualification of the attendance and the convener of the EGM; the procedures and results of the EGM were valid and effective; and the resolutions passed at the EGM were valid and effective.

IV. DOCUMENTS FOR FURTHER REFERENCE

1.	Written resolutions of the EGM which was signed and confirmed by the board of directors, supervisors and the scrutineer attending the EGM and the meeting recorder; and

2.	Legal opinion in relation to the EGM which was issued by Kong & Wood, PRC lawyers.

Appendix: Results of votes in relation to the resolutions passed at the EGM on 23 December 2008 of Yanzhou Coal Mining Company Limited.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

23 December 2008

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

Yanzhou Coal Mining Company Limited

Results of votes in relation to the resolutions passed at the EGM on 23 December 2008

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes		Percentage (%)	No. of votes		Percentage (%)	No. of votes		Percentage (%)
1	To approve “The proposal regarding the Provision of Materials Supply Agreement and the associated proposed maximum annual amounts of such transactions for the years 2009 to 2011”.	774,179,227	Total:	774,155,827	99.9970%	Total:	23,400	0.0030%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium	—	—	Domestic tradable shares subject to trading moratorium	—	—	Domestic tradable shares subject to trading moratorium	0	0.0000%
			Domestic tradable shares not subject to trading moratorium	441,299	0.0570%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0.0000%
			H Shares:	773,714,528	99.9400%	H Shares:	23,400	0.0030%	H Shares:	—	—

2	To approve “The proposal regarding the Provision of Labour and Services Supply Agreement and the associated proposed maximum annual amounts of such transactions for the years 2009 to 2011”.	774,179,277	Total:	774,057,877	99.9843%	Total:	121,400	0.0157%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium	—	—	Domestic tradable shares subject to trading moratorium	—	—	Domestic tradable shares subject to trading moratorium	0	0.0000%
			Domestic tradable shares not subject to trading moratorium	441,299	0.0570%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0.0000%
			H Shares:	773,616,578	99.9273%	H Shares:	121,400	0.0157%	H Shares:	—	—
3	To approve “The proposal regarding the Provision of Insurance Fund Administrative Agreement and the associated proposed maximum annual amounts of such transactions for the years 2009 to 2011”.	774,178,277	Total:	774,154,877	99.9970%	Total:	23,400	0.0030%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium	—	—	Domestic tradable shares subject to trading moratorium	—	—	Domestic tradable shares subject to trading moratorium	0	0.0000%
			Domestic tradable shares not subject to trading moratorium	441,299	0.0570%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0.0000%
			H Shares:	773,713,578	99.9400%	H Shares:	23,400	0.0030%	H Shares:	—	—
4	To approve “The proposal regarding the Provision of Coal Products and Materials Agreement and the associated proposed maximum annual amounts of such transactions for the years 2009 to 2011”.	774,180,277	Total:	774,151,877	99.9963%	Total:	28,400	0.0037%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium	—	—	Domestic tradable shares subject to trading moratorium	—	—	Domestic tradable shares subject to trading moratorium	0	0.0000%
			Domestic tradable shares not subject to trading moratorium	441,299	0.0570%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0.0000%
			H Shares:	773,710,578	99.9393%	H Shares:	28,400	0.0037%	H Shares:	—	—

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes		Percentage (%)	No. of votes		Percentage (%)	No. of votes		Percentage (%)
5	To approve “The proposal regarding the Provision of Electricity and Heat Agreement and the associated proposed maximum annual amounts of such transactions for the years 2009 to 2011”.	774,171,777	Total:	774,148,877	99.9970%	Total:	22,900	0.0030%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium	—	—	Domestic tradable shares subject to trading moratorium	—	—	Domestic tradable shares subject to trading moratorium	0	0.0000%
			Domestic tradable shares not subject to trading moratorium	441,299	0.0570%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0.0000%
			H Shares:	773,707,578	99.9400%	H Shares:	22,900	0.0030%	H Shares:	—	—

6	To approve “the Resolution on the acquisition of the equity interest in Shandong Hua Ju Energy Company Limited”.	774,183,727	Total:	769,670,327	99.4170%	Total:	4,513,400	0.5830%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium	—	—	Domestic tradable shares subject to trading moratorium	—	—	Domestic tradable shares subject to trading moratorium	0	0.0000%
			Domestic tradable shares not subject to trading moratorium	441,299	0.0570%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0.0000%
			H Shares:	769,229,028	99.3600%	H Shares:	4,513,400	0.5830%	H Shares:	—	—

7	To approve “the Resolution on amendments to the articles of association of Yanzhou Coal Mining Company Limited”.	3,374,171,727	Total:	3,374,136,337	99.9990%	Total:	35,390	0.0010%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium	2,600,000,000	77.0559%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0.0000%
			Domestic tradable shares not subject to trading moratorium	441,299	0.0131%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0.0000%
			H Shares:	773,695,038	22.9300%	H Shares:	35,390	0.0010%	H Shares:	—	—

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310